Exhibit 1.01

Brunswick Corporation
Conflict Minerals Report
For the Year Ended December 31, 2015

Brunswick Corporation determined that tin, tantalum, tungsten and/or gold (Conflict Minerals) were necessary for the production or functionality of products manufactured or contracted for manufacture by Brunswick during the year ended December 31, 2015, and it is therefore subject to reporting under Section 1502 (b) of the Dodd-Frank Act and SEC Rule 13p-1, Item 1.01(b). Accordingly, Brunswick conducted a good faith reasonable country of origin inquiry (RCOI) regarding the applicable Conflict Minerals to assess whether they originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the Conflict Region). Brunswick has reason to believe that certain of its necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. These Conflict Minerals were the subject of Brunswick's due diligence efforts as described in this Conflict Minerals Report. Brunswick's management prepared this Conflict Minerals Report for the year ended December 31, 2015 in accordance with Rule 13p-1 of the Securities Exchange Act of 1934.

1.	Company Overview

Brunswick is a leading global designer, manufacturer and marketer of recreation products including marine engines, boats, fitness and active recreation products. Brunswick's engine-related products include: outboard, sterndrive and inboard engines; trolling motors; propellers; engine control systems; and marine parts and accessories. The Company's boat offerings include: fiberglass pleasure boats; luxury yachts, yachts and sport yachts; offshore fishing boats; aluminum and fiberglass fishing boats; pontoon boats; deck boats; and inflatable boats. Brunswick's fitness products include cardiovascular and strength training equipment for both the commercial and consumer markets. The Company also sells products and services for productive well-being, a complete line of billiards tables and other gaming tables and accessories.

Brunswick does not directly source Conflict Minerals that may be used in the products it manufactures or contracts to manufacture. Therefore, as discussed in more detail below, the Company must rely solely on its upstream supply chain to provide information about the origin of the Conflict Minerals contained in components and materials supplied to the Company, including sources of Conflict Minerals that are supplied to them from lower tier suppliers. To that effect, Brunswick has engaged over 1900 direct suppliers as part of its due diligence efforts, and they have in turn engaged their own suppliers. Due to Brunswick's size and the complexity of its products and supply chain, it is very difficult to identify and survey suppliers that are upstream from the Company's direct suppliers. Accordingly, Brunswick participates in a number of initiatives as described in Section 3 below to assist in compliance with Conflict Minerals legislation.

2.	Design of Due Diligence Process

In designing its due diligence program related to Conflict Minerals, Brunswick adopted a policy and methodology in accordance with Annex I of the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the OECD Framework). Accordingly, the steps Brunswick has taken in preparing this Conflict Minerals Report conform, in all material respects, with the OECD Framework and, specifically, the five-step framework for risk-based due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas, as further described below.

3.	Due Diligence Measures Undertaken
Brunswick undertook the following measures in its exercise of due diligence on the source and chain of custody of Conflict Minerals.

a.	Establish Strong Company Management Systems
Building on prior years' work, Brunswick continued to utilize an internal cross-functional team to support its Conflict Minerals due diligence efforts. Brunswick's legal team and a senior member with oversight responsibility for the supply chain or compliance in each of Brunswick's three divisions led the team, which included members from the purchasing, supply chain, logistics and trade compliance teams from the divisions. Brunswick's Vice President, General Counsel and Secretary had oversight of this cross-functional team. In addition, in 2015, Brunswick engaged Assent Compliance, a third-party service provider, to assist with the supplier outreach process for the Mercury Marine division.
Brunswick maintained a policy with the ultimate goal of eliminating the use of Conflict Minerals whose extraction or trade directly or indirectly financed or benefited an armed group in the Conflict Region (as “armed group” is defined in paragraph (d)(2) of the

Exhibit 1.01

instructions to Item 1.01). A copy of Brunswick's policy is available on the Company website at www.brunswick.com/company/governance/policies.php.
Brunswick established and continued to maintain control systems which include, in addition to the Conflict Minerals Policy, standards, policies and procedures designed to provide guidelines for suppliers and Brunswick employees about how to conduct business in an ethical manner and how to report grievances. Please see Brunswick's Annual Report on Form 10-K for the year ended December 31, 2015 for more information on these controls, including the Brunswick Code of Conduct and other related policies and procedures, all of which are available at www.brunswick.com.
Brunswick continued to engage with and educate its suppliers on the Conflict Minerals legislation and Brunswick's expectations regarding their compliance with the Company's due diligence efforts. In the course of evaluating supplier contracts, the Company considered Conflict Minerals legislation and compliance. The leaders of Brunswick's cross-functional team met no less than quarterly to discuss any issues suppliers raised during the diligence process. In the event of an issue or grievance raised by a supplier, the relevant leader discussed the issue and proposed response with Brunswick's legal team.

b.	Identify and Assess Risk in the Supply Chain
Brunswick does not directly source any Conflict Minerals that may be used in the products it manufactures or contracts to manufacture. Therefore, Brunswick must rely solely on its upstream supply chain to assist with required due diligence efforts. Specifically, Brunswick took the following steps as part of its due diligence program related to Conflict Minerals:

•	Identified approximately 1900 suppliers which provided raw materials or components used in the production of those products reasonably believed to contain one or more Conflict Minerals;

•
Contacted the identified suppliers and, using the Conflict-Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template, requested confirmation of the presence of Conflict Minerals in the raw materials or components supplied to Brunswick and information regarding the origin of those minerals;

•	Established an initial deadline for suppliers to provide the requested information and documentation;

•	Performed follow-up with unresponsive suppliers to request compliance with requests for information and documentation;

•	Reviewed and analyzed information on smelters or refiners contained in the responses by comparing the reported smelters and refiners to the Conflict-Free Smelter Program list;

•	Identified suppliers that required further due diligence on the source and chain of custody of the necessary conflict minerals they provided to Brunswick; and

•	Followed up with suppliers, and performed additional due diligence on the supply chain of suppliers, which either:

◦	Reported potentially sourcing Conflict Minerals from the Conflict Region;

◦	Provided data indicating sourcing or potentially sourcing from a mine located in the Conflict Region; or

◦	Did not provide full information in response to the Company's inquiries.

c.	Design and Implement a Strategy to Respond to Identified Risks

Brunswick's cross-functional Conflict Minerals team met at least quarterly as a group to discuss the results of the due diligence efforts and the risks identified in the process. Brunswick's legal team also met with the senior members of the team individually to discuss specific risks and issues raised in their divisions. Brunswick's legal team made reports of its due diligence findings to Brunswick's Senior Management Team through its Vice President, General Counsel and Secretary. Brunswick's Board of Directors also received information regarding the Conflict Minerals legislation and Brunswick's compliance efforts.

Brunswick explored different methods to encourage suppliers to remove from their supply chain smelters that are not yet validated as compliant with the Conflict Free Smelter Program. Although a difficult task given that most of Brunswick's direct suppliers are not the companies dealing directly with the smelters, Brunswick still encouraged suppliers to source from validated smelters (or from upstream suppliers that source from validated smelters) and transition to such smelters/upstream suppliers where feasible.

d.	Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Given that Brunswick does not directly source Conflict Minerals used in its products, Brunswick did not engage in third-party audits of smelters or refiners that may be in the Company's supply chain. However, Brunswick continues to employ industry efforts to influence smelters and refiners to become certified through the Conflict-Free Smelter Program by encouraging upstream suppliers to utilize these certified smelters and refiners when sourcing Conflict Minerals.

Exhibit 1.01

e.	Report on Supply Chain Due Diligence
A copy of this Conflict Minerals Report, along with a copy of Brunswick's Conflict Minerals Policy, is available at www.brunswick.com/company/governance/policies.php.
5. Due Diligence Results

As a result of Brunswick's exercise of due diligence on the source and chain of custody of Conflict Minerals necessary to the functionality or production of products manufactured or contracted for manufacture by Brunswick during the year ended December 31, 2015, Brunswick has reason to believe that certain of its necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. Brunswick was unable to determine the origin of some of the Conflict Minerals in these products, and was further unable to determine whether any of the Conflict Minerals contained in these products directly or indirectly financed or benefited an armed group in the Conflict Region (as “armed group” is defined in paragraph (d)(2) of the instructions to Item 1.01). The products manufactured or contracted for manufacture by Brunswick which contain Conflict Minerals that originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources include, but may not be limited to, those products listed on Attachment A to this Conflict Minerals Report.

Through Brunswick's review of the CFSI processes and information sources, the OECD implementation programs and requesting suppliers to confirm the presence of Conflict Minerals in the raw materials or components supplied to Brunswick and information regarding the origin of those minerals, the Company has determined that seeking information about Conflict Mineral smelters and refiners in the supply chain represents the most reasonable effort to determine the mines or locations of origin of the Conflict Minerals in the Company's supply chain. Brunswick suppliers reported utilizing all 332 of the smelters and refiners included in the list of known "Standard Smelter Names" contained in the CFSI Conflict Minerals Reporting Template (v4.01b) to process Conflict Minerals in their supply chains, with 216 being listed by CFSI as of May 23, 2016 as having been audited and found to be compliant with the Conflict-Free Smelter Program assessment protocols. There was insufficient information for the remaining smelters and refiners reported by suppliers on the origin of Conflict Minerals they processed or to indicate whether any of the Conflict Minerals may have directly or indirectly financed or benefited armed groups in the Conflict Region. This information was reported to Brunswick through many layers of the minerals supply chain by suppliers and the Company is unable to independently verify or confirm that Conflict Minerals processed by these reported facilities are used in Brunswick products.

6. Steps to be Taken to Mitigate Risk

Brunswick continues to look for ways to improve the Conflict Minerals due diligence process and to mitigate the risk that Conflict Minerals in Brunswick products could benefit armed groups in the Conflict Region. Specifically, Brunswick is undertaking, and will continue to undertake, the following steps:

•	Engage those suppliers that have not responded to the request for Conflict Minerals information, ultimately seeking responses from suppliers detailing:

◦	the use of necessary Conflict Minerals in the materials or components they supply to Brunswick;

◦	the country of origin of those Conflict Minerals;

◦	the use of scrap or recycled sources in those Conflict Minerals; and

◦	the source and chain of custody of those Conflict Minerals originating in the Conflict Region and not obtained from scrap or recycled sources;

•	Engage those suppliers that provided incomplete or inconsistent responses to the request for Conflict Minerals information;

•
Continue to consider the role Assent Compliance will have in the gathering and processing of the information required for the RCOI and due diligence processes for additional Brunswick divisions or enterprise-wide;

•	Work with upstream suppliers to educate them on the necessary processes necessary to allow them to assist the Company in performing the due diligence and RCOI required by the OECD Framework;

•	Continue to review supplier contracts to determine the inclusion of additional specific language on the use of Conflict Minerals in the materials or components supplied to Brunswick; and

•	Continue developing a strategy for managing and mitigating Conflict Mineral risk in Brunswick's supply chain.

As discussed throughout this report, the most difficult challenge in completing the required RCOI and due diligence efforts is contacting and interacting with upstream supply chain partners to which Brunswick may not have a relationship or even contact information as Brunswick only deals with third parties downstream from these suppliers.

Exhibit 1.01

Forward-Looking Statements

Certain statements in this Conflict Minerals Report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about Brunswick’s business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “estimate,” “believe,” “predict,” “potential” or “continue.” These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Conflict Minerals Report. Such forward-looking statements speak only as of the date on which they are made and Brunswick does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Conflict Minerals Report. These forward-looking statements should be considered in the light of the information included in this report and Brunswick's other filings with the SEC, including, without limitation, the risk factors set forth in the Annual Report on Form 10-K for the year ended December 31, 2015.

Exhibit 1.01

ATTACHMENT A

List of Products which contain Conflict Minerals that originated, or may have originated, in the Conflict Region

The following products are more fully described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, which is available at www.brunswick.com/investors.

Brunswick Boat Group

•	Luxury Yachts, Yachts and Sport Yachts

•	Fiberglass Pleasure Boats

•	Offshore Fishing Boats

•	Aluminum and Fiberglass Fishing Boats

•	Pontoon Boats

•	Deck Boats

•	Inflatable Boats

Life Fitness

•	Cardiovascular Fitness Equipment

•	Strength-training Products

•	Standing Desks, Treadmill Desks and Accessories

•	Billiards Tables and other Gaming Tables and Accessories

Mercury Marine

•	Outboard and Inboard engines and Sterndrive Propulsion Systems

•	Trolling motors

•	Propellers

•	Engine control systems

•	Marine Parts and Accessories